UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026.

Commission File Number: 001-41996

HAFNIA LIMITED
c/o Hafnia SG Pte Ltd
10 Pasir Panjang Road,
#18-01 Mapletree Business City,
Singapore 117438
+65 6434 3770

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Hafnia Limited (the “Company”), dated September 25, 2026, announcing the public filing of prospectus supplement in connection with its offering (the “Offering”) of ordinary shares, no par value (the “Ordinary Shares”).

Attached to this Report on Form 6-K as Exhibit 99.2 is a copy of the engagement letter, dated September 22, 2026, relating to the Offering among the Company and Fearnley Securities AS, Pareto Securities AS, Clarksons Securities AS and Arctic Securities AS, as placement agents.

Attached to this Report on Form 6-K as Exhibit 99.3 is a copy of the opinion of Shook Lin & Bok LLP as to the validity of the Company’s Ordinary Shares sold in the Offering.

The information contained this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-287637) that was filed with the U.S. Securities and Exchange Commission effective May 29, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAFNIA LIMITED

By:	/s/ Petrus Wouter Van Echtelt
Name:	Petrus Wouter Van Echtelt,
Title:	Chief Financial Officer

Date: September 25, 2026